SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)

                                 CONNECTIVCORP
                       -----------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    784495103
                            -------------------------
                                  (CUSIP Number)

         Elliot Goldman                         Joel M. Handel, Esq.
        3 Chester Drive            Brown Raysman Millstein Felder & Steiner LLP
      Rye, New York 10580                        900 Third Avenue
        (914) 698-6605                       New York, New York 10022
                                                 (212) 895-2000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                March 18, 2002
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
__.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                             (Page 1 of 5 Pages)
-------------
1    The  remainder  of  this  cover  page  shall  be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.          784495103           13D         Page   2    of   5   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                Elliot Goldman


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                SC

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                U.S.A.

  NUMBER OF       7.   SOLE  VOTING  POWER             500,000  shares
   SHARES         8.   SHARED  VOTING  POWER           500,000  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER        500,000  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      500,000  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                1,000,000 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES  ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                9.6%

14.   TYPE  OF  REPORTING  PERSON
                IN

CUSIP  No.          784495103           13D         Page   3    of   5   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                The Elliot Goldman Group Pension Plan Trust


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                OO

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                U.S.A.

  NUMBER OF       7.   SOLE  VOTING  POWER                   0  shares
   SHARES         8.   SHARED  VOTING  POWER           500,000  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER              0  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      500,000  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                500,000 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES   ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                4.8%

14.   TYPE  OF  REPORTING  PERSON
                OO

CUSIP  No.          784495103           13D         Page   4    of   5   Pages
-----------------------------                       --------------------------
ITEM  1.     SECURITY  AND  ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of ConnectivCorp (f/k/a SpinRocket.com Inc.), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 750 Lexington Avenue, 23rd Floor, New York, NY 10022.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a) The names of the persons filing this Statement are Elliot Goldman and The Elliot Goldman Group Pension Plan Trust (the "Plan", and together with Mr. Goldman, the "Reporting Persons").

     (b) Mr. Goldman's residence and the business address of the Plan is 3 Chester Drive, Rye New York 10580.

     (c) Mr. Goldman's present principal employment is serving as the President, Chief Executive Officer and a director of the Company. Mr. Goldman is the trustee of the Plan and, as of the date hereof, the sole beneficiary of the Plan.

     (d) Neither Reporting Person has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr.  Goldman  is  a  citizen  of  the  United  States  of  America.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On March 18, 2002: (i) the Plan purchased 500,000 shares of Common Stock in a private transaction with the Company for an aggregate purchase price of $50,000 and (ii) the Company issued 500,000 shares of Common Stock to Mr. Goldman in cancellation of any and all existing unexercised options for Common Stock and in cancellation of any and all indebtedness and/or obligations (contractual, cash, stock or otherwise) between Mr. Goldman and the Company. The source of funds used by the Plan to make the March 18, 2002 purchase of Common Stock was contributions from its participants.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. Except for actions which Mr. Goldman takes in his capacity as a director and executive officer of the Company, as of the date hereof the Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

CUSIP  No.          784495103           13D         Page   5    of   5   Pages
-----------------------------                       --------------------------

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) Mr. Goldman beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing approximately 9.6% of the issued and outstanding shares of Common Stock. The Common Stock beneficially owned by Mr. Goldman consists of 500,000 shares of Common Stock owned by the Plan and 500,000 shares of Common Stock directly owned by Mr. Goldman.

     (b) Mr. Goldman has sole power to vote and dispose of the 500,000 shares of Common Stock directly owned by him. Mr. Goldman and the Plan share the power to vote and dispose of the 500,000 shares of Common Stock owned by the Plan.

     (c) During the 60 days preceding the filing of this Statement, the Reporting Persons effected the transactions described in Item 3 of this Statement.

     (d)  Not  applicable.

     (e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise disclosed in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to securities of the Company.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     EXHIBIT 1. Joint Filing Agreement of the Reporting Persons pursuant to Rule 13d-1(k).



                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule  13D  is  true,  complete  and  correct.

Dated:  April  30,  2002


                                             /s/ Elliot Goldman
                                            ---------------------------
                                                 Elliot  Goldman



                                             THE  ELLIOT  GOLDMAN  GROUP
                                             PENSION  PLAN  TRUST


                                             By: /s/ Elliot Goldman
                                                ----------------------------
                                                Elliot  Goldman,  Trustee

                                                                       EXHIBIT 1
                                                                       ---------


                             JOINT FILING AGREEMENT

         The  undersigned  acknowledge and agree that the foregoing statement on
Schedule 13D with respect to the Common Stock, par value $.001 per share, of CONNECTIVCORP, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.


Dated:  April  30,  2002


                                             /s/ Elliot Goldman
                                            ---------------------------
                                                 Elliot  Goldman



                                             THE  ELLIOT  GOLDMAN  GROUP
                                             PENSION  PLAN  TRUST


                                             By: /s/ Elliot Goldman
                                                ----------------------------
                                                Elliot  Goldman,  Trustee